SUMITOMO MITSUI FINANCIAL GROUP, INC. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, JAPAN

March 28, 2014

Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Sumitomo Mitsui Financial Group, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2013
Filed July 23, 2013
File No. 001-34919

Dear Mr. Rodriguez:

We respectfully submit this letter in response to the comments received from the Securities and Exchange Commission (the “Commission”) staff via e-mail dated March 4, 2014, relating to the Form 20-F of Sumitomo Mitsui Financial Group, Inc. (the “Company”) for the fiscal year ended March 31, 2013, filed on July 23, 2013.

Regarding the Company’s responses to the staff comments, the Company recognizes and acknowledges the following:

■	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below is the Company’s response to the staff comments. For the staff’s convenience, the Company has restated the staff comments in bold type and has followed each of the staff’s comments with the Company’s response thereto.

Gus Rodriguez Securities and Exchange Commission	2	March 28, 2014

Form 20-F for the Fiscal Year Ended March 31, 2013

Item 3.D. Risk Factors

Transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism…,page 12.

1.	You disclose that your non-U.S. offices engage in transactions relating to countries that are subject to U.S. economic sanctions, which include Cuba, Sudan, and Syria, countries designated by the U.S. Department of State as state sponsors of terrorism. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through subsidiaries, affiliates or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any services or support you have provided into Cuba, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

In response to the staff’s comment, below is a description of the Company’s business activities related to Cuba, Sudan and Syria including transactions conducted by the Company’s subsidiaries and affiliates or other direct or indirect arrangements. All of the Company’s activities related to these countries are conducted by Sumitomo Mitsui Banking Corporation (“SMBC”). The Company’s activities related to these countries consist of providing support to a limited number of mostly Japanese companies, and do not involve direct financing or provision of other financial services to Cuban, Sudanese, or Syrian entities in any currency, except for maintaining interbank accounts in the name of banks located in those countries, as described below. The Company’s primary activity related to these countries, as detailed below, involves negotiations/collections and payments of trade bills and wire remittances involving these countries, on behalf of Japanese customers. With some legally permitted exceptions, all transactions described below were conducted in non-U.S. currency and all amounts below have been converted into U.S. dollars only for the staff’s convenience. The Company fully understands the importance of, and maintains a Group-wide policy designed to ensure compliance with all applicable laws and regulations, including the various U.S. sanctions programs administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”). Historically, the Company has fully cooperated with OFAC, including by voluntarily disclosing certain transactions with State Sponsors of Terrorism to determine the permissibility of such transactions under applicable laws and regulations.

Cuba. The Company supports a limited number of Japanese exporting companies by negotiating bills of exchange in connection with small scale exports of civilian commercial products to Cuba. The Company negotiated bills of exchange totaling $121.8 million, $0.1 million and $0.01 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, and no bills for the six months ended September 30, 2013. The Company also supports a limited number of Japanese importing companies by paying bills of exchange in connection with small scale imports of civilian commercial products from Cuba. The Company paid bills totaling $1.4 million and $0.6 million for the fiscal years ended March 31, 2011 and 2012, and paid no bills thereafter. The Company also executed outward wire remittances involving Cuba totaling $0.6 million, $0.9 million and $1.2 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, and executed outward wire remittances totaling $1.3 million for the six months ended September 30, 2013. The Company also received inward wire remittances involving Cuba totaling $0.9 million, $0.01 million and $0.1 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, and has received inward wire remittances totaling $2.0 million for the six months ended September 30, 2013. The Company expects to continue conducting similar transactions in the future to the extent permitted under applicable laws and regulations.

Gus Rodriguez Securities and Exchange Commission	3	March 28, 2014

Sudan. The Company supports a limited number of mostly Japanese exporting companies by negotiating bills of exchange in connection with small scale exports of civilian commercial products to Sudan. The Company negotiated bills totaling $25.6 million, $10.2 million and $7.4 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, and has negotiated bills totaling $4.1 million for the six months ended September 30, 2013. The Company executed outward wire remittances involving Sudan totaling $1.9 million, $4.0 million and $8.8 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, and executed outward wire remittances totaling $6.0 million for the six months ended September 30, 2013. The Company also received inward wire remittances involving Sudan totaling $0.4 million, $0.6 million and $0.9 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, and has received inward wire remittances totaling $0.1 million for six months ended September 30, 2013. The Company expects to continue conducting such transactions on a similarly small scale to the extent permitted under applicable laws and regulations.

Syria. The Company supports a limited number of mostly Japanese exporting companies by negotiating bills of exchange in connection with small scale exports of civilian commercial products to Syria. The Company negotiated bills totaling $0.2 million and $6.0 million for the fiscal year ended March 31, 2011 and 2012, respectively, and no bills thereafter. The Company executed outward wire remittances involving Syria totaling $2.0 million, $0.4 million and $0.2 million for the fiscal years ended March 31, 2011, 2012 and 2013, and executed outward wire remittances totaling $0.1 million for the six months ended September 30, 2013. The Company also received inward wire remittances involving Syria totaling $2.6 million, $1.4 million and $0.3 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, and has received inward wire remittances totaling $0.3 million for the six months ended September 30, 2013. The Company expects to continue conducting such transactions on a small scale to the extent permitted under applicable laws and regulations. In addition, the Company previously maintained U.S. dollar deposit accounts in the name of Central Bank of Syria for the provision of money market services. This account had been frozen since August 17, 2011, when Executive Order 13582 was issued, and was closed when all the funds were converted into Japanese yen to be used for the wire transfer, described in the following sentence, pursuant to a specific license from OFAC. In November 2013, the Company made a domestic wire transfer of the Japanese yen equivalent of approximately $66 million on behalf of Central Bank of Syria, for repayment of a sovereign loan.

Correspondent Accounts. The Company maintains correspondent relationships with banks in many countries, including Sudan and Syria, in order to carry out commercial transactions for the customers. The correspondent accounts the Company holds include Japanese yen deposit accounts in the name of Central Bank of Sudan and Central Bank of Syria for providing correspondent banking service.

Gus Rodriguez Securities and Exchange Commission	4	March 28, 2014

2.	Please discuss for us the materiality of any contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Total revenues from all the transactions done in the last three fiscal years and the subsequent period described above are less than $0.2 million (less than 0.0002% of total revenues in the same period). The Company’s assets associated with those countries at the end of the fiscal years ended March 31, 2011, 2012 and 2013 and the half year ended September 30, 2013 are $0.4 million, $1.2 million, $0.3 million and $0.9 million, respectively, which are all related to Sudan (less than 0.0001% of the total assets). The Company’s liabilities associated with those countries at the end of the fiscal years ended March 31, 2011, 2012 and 2013 and the half year ended September 30, 2013 are $576 million, $67 million, $67 million and $67 million, respectively (less than 0.04% of the total liabilities). Out of those balances, $575 million, $66 million, $66 million and $66 million at the end of the fiscal years ended March 31, 2011, 2012 and 2013 and the half year ended September 30, 2013, respectively are related to the now closed U.S. dollar account of Central Bank of Syria as is mentioned above. The remaining balances are related to deposits in correspondent accounts with non-U.S. branches of SMBC maintained by banks domiciled in those countries. The Company believes that these figures, in relation to the Company’s total revenues, assets and liabilities in the same period, are not material to the Company’s financial condition, and that the minimal nature of the Company’s contacts with Cuba, Sudan and Syria should have limited negative impact upon investor sentiment. The Company does not believe that its contacts with Cuba, Sudan and Syria constitute a material investment risk for its securities holders.

Item 5. Operating and Financial Review and Prospects

Factors Affecting Results of Operations, page 56

3.	Please tell us and revise future filings to discuss the scope and trends of your yen-carry trade financing activities. Please also disclose any gains recognized or losses incurred on your yen-carry financing and how management and executive officers manage risks from yen-carry trade financing activities.

(1)Yen-carry trades entered into by the Company

“Yen-carry trades” are considered to be those intended to capture the interest differential between a relatively low interest rate on yen funding and a higher interest rate on investments or assets in currencies other than yen. Because of the characteristics of “yen-carry trades,” they inherently include foreign exchange risk.

Gus Rodriguez Securities and Exchange Commission	5	March 28, 2014

The Company regards foreign exchange risk as one of the market risks. The Company manages market risks to keep their exposure to a permissible level relative to capital by establishing an upper limit on value at risk (“VaR”) for trading activities and banking activities.

VaR related to foreign exchange risk for trading and banking activities at March 31, 2013 was ¥1.6 billion and ¥0.0 billion, respectively, and at March 31, 2012 was ¥0.6 billion and ¥0.0 billion, respectively, as stated on page F-110 to F-112 in Note 45 “Financial Risk Management” in the annual report on Form 20-F for the fiscal year ended March 31, 2013. Those levels were not considered material for the Company.

The Company does not specifically define “yen-carry trades” for its managerial purposes. In addition, it does not identify and manage “yen-carry trades” on a transaction basis, and accordingly, it does not monitor trends of “yen-carry trades.” However, the Company effectively manages foreign exchange risk in its entirety as a part of its normal course of business as illustrated by the data set forth above.

(2)The Company’s lending to customers engaging in yen-carry trades

The Company’s credit risk management is mainly based on an analysis of the repayment ability of borrowers. However, as the group credit policy of the Company prohibits providing loans to be used for excessively speculative investments, loans for customers’ excessively speculative “yen-carry trades” will not be approved, despite the repayment ability of borrowers.

Furthermore, when the Company recognizes that the loans are to be used for investments unrelated to the borrowers’ primary businesses, the application of the loans is strictly evaluated by analyzing the purpose and necessity of the loans as well as the repayment sources.

At the time of providing the loans, the Company assigns an obligor grade to each borrower and continually assesses and monitors the borrower’s credit worthiness including the actual state of the borrower’s financial position.

If the Company identifies, in the course of monitoring, that the borrower’s actual financial position is worsening due to foreign exchange rate fluctuation, including unrealized losses related to “yen-carry trades,” the Company reassesses the obligor grade and takes appropriate credit management actions including reconsideration of the credit policy for the borrower.

For more information about the framework of credit risk management, please refer to Note 45 “Financial Risk Management—Credit risk” in the annual report on Form 20-F for the fiscal year ended March 31, 2013.

Gus Rodriguez Securities and Exchange Commission	6	March 28, 2014

Net Income from Trading, Financial Assets at Fair Value Through Profit or Loss and Investment Securities, page 73

4.	Your foreign exchange trading income has declined from a trading profit of 104 million yen in 2011 to a trading loss of 141 million yen in 2013. You disclose that this decrease is primarily due to the depreciation of the yen on economic hedges for which hedge accounting has not been applied under IFRS. Please revise future filings to disclose the types of foreign exchange transactions that you hedge and the notional amount of the related hedges, the trading gains and losses from these foreign exchange transactions and the financial instruments with the offsetting gains and losses. Please also disclose the types of foreign exchange transactions that you do not hedge and the related notional amount of the transactions, and the trading gains and losses from foreign exchange transaction that are not related to economic hedges.

In response to the staff’s comment, in future filings beginning with the annual report on Form 20-F for the fiscal year ending March 31, 2014, the Company will revise the description in “Item 5.A. Operating Results—Net Income from Trading, Financial Assets at Fair Value Through Profit or Loss and Investment Securities” to provide further explanation of foreign exchange risks related to economic hedges as described below.

The Company has carried out hedging transactions to hedge the foreign exchange risks of foreign currency denominated assets and liabilities. Of those hedges, “economic hedges” are economically effective for risk management but are not accounted for as hedge accounting under International Financial Reporting Standards (“IFRS”) as they do not meet the conditions for hedge accounting under IFRS. Therefore, the accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income) related to these economic hedge transactions, may result in significant fluctuations to “foreign exchange trading income” as the yen exchange rate changes.

The foreign exchange profit or loss in net trading income was a loss of ¥141,001 million, a profit of ¥37,951 million and a profit of ¥104,037 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. Of the foreign exchange profit or loss in net trading income, the profit or loss arising from foreign exchange transactions related to economic hedges was a loss of ¥158,501 million, a loss of ¥3,009 million and a profit of ¥74,721 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. The rest of the profit or loss arose from foreign exchange transactions not related to economic hedges, which was a profit of ¥17,500 million, a profit of ¥40,960 million and a profit of ¥29,316 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

The hedged foreign exchange risks related to the economic hedges are as follows:

(1)Foreign exchange risks from net investments in foreign subsidiaries and associates

Foreign exchange risks from certain net investments in foreign subsidiaries and associates are economically hedged by using foreign currency denominated financial liabilities such as deposits and borrowings. Without applying hedge accounting under IFRS, the foreign currency translation differences arising from the hedging instruments are recognized in profit or loss. The amounts of foreign currency translation differences recognized in profit or loss arising from the hedging instruments were a loss of ¥97,883 million, a profit of ¥8,251 million and a profit of ¥57,581 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. On the other hand, the equal and opposite foreign currency translation differences arising from the hedged items are recognized in other comprehensive income in translating to the Company’s presentation currency. Therefore, accounting mismatches arise because the Company does not apply hedge accounting to those transactions under IFRS. The balances of foreign currency denominated financial liabilities used for hedging instruments were ¥760,435 million, ¥627,779 million and ¥616,468 million at March 31, 2013, 2012 and 2011, respectively.

Gus Rodriguez Securities and Exchange Commission	7	March 28, 2014

(2)Foreign exchange risks from foreign currency denominated equity instruments classified as available-for-sale financial assets

Foreign exchange risks from foreign currency denominated equity instruments classified as available-for-sale financial assets are economically hedged by using foreign currency denominated financial liabilities such as deposits and borrowings. The foreign currency translation differences arising from the hedging instruments are recognized in profit or loss. The amounts of foreign currency translation differences recognized in profit or loss arising from the hedging instruments were a loss of ¥30,624 million, a profit of ¥1,934 million and a profit of ¥14,672 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. On the other hand, the equal and opposite foreign currency translation differences arising from the hedged items are recognized in other comprehensive income. Therefore, accounting mismatches arise because the Company does not apply hedge accounting to those transactions under IFRS. The balances of foreign currency denominated financial liabilities used for hedging instruments were ¥191,476 million, ¥174,253 million and ¥146,294 million at March 31, 2013, 2012 and 2011, respectively.

(3)Foreign exchange risks from foreign currency denominated financial assets and liabilities

Foreign exchange risks from foreign currency denominated financial assets and liabilities such as loans and deposits are economically hedged by using derivative financial instruments such as currency swaps. As the Company did not apply hedge accounting to those transactions under IFRS, fair value gains or losses arising from the hedging instruments were recognized in profit or loss, and were a loss of ¥29,994 million, a loss of ¥13,194 million and a profit of ¥2,468 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. Based on expected future cash flows of the hedged items and hedging instruments, the Company believes that future cash flows of the hedged items and hedging instruments will substantially offset each other, and the foreign exchange risks on the hedged items and the hedging instruments are economically hedged. The notional amounts of the currency derivatives as hedging instruments were ¥4,766,529 million, ¥3,637,149 million and ¥2,797,985 million at March 31, 2013, 2012 and 2011, respectively.

The foreign exchange profit or loss not related to economic hedges in the net trading income arose mainly from currency derivatives, such as foreign exchange forward transactions, currency swaps and currency options, and the translation and settlement of foreign currency denominated financial assets and liabilities. The notional amounts of the derivatives were ¥70,701,405 million, ¥64,352,811 million and ¥78,968,925 million at March 31, 2013, 2012 and 2011, respectively.

Gus Rodriguez Securities and Exchange Commission	8	March 28, 2014

For detailed information on derivative notional amounts, please refer to Note 7 “Derivative Financial Instruments” in the annual report on Form 20-F for the fiscal year ended March 31, 2013, which describes the derivative financial instruments by type and purpose.

Based on the statements above, in the annual report on Form 20-F for the fiscal year ending March 31, 2014, the Company will revise the description for the fiscal year ended March 31, 2013, as follows:

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥2,546 million from ¥182,296 million for the fiscal year ended March 31, 2012 to ¥179,750 million for the fiscal year ended March 31, 2013. The decrease was mainly due to a decrease in net trading income for foreign exchange.

We have carried out hedging transactions to hedge the foreign exchange risks of foreign currency denominated assets and liabilities. Of those hedges, “economic hedges” are economically effective for risk management but are not accounted for as hedge accounting under IFRS as they do not meet the conditions for hedge accounting under IFRS. Hedged items and hedging instruments related to the economic hedges are classified into three types: (1) net investments in foreign subsidiaries and associates hedged by using foreign currency denominated financial liabilities such as deposits and borrowings, (2) foreign currency denominated equity instruments classified as available-for-sale financial assets hedged by using foreign currency denominated financial liabilities, and (3) foreign currency denominated financial assets and liabilities such as loans and deposits hedged by using derivative financial instruments such as currency swaps.

As those economic hedge transactions lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), large depreciations or appreciations of the yen against other currencies may result in significant fluctuations to net trading income for foreign exchange.

The decrease in net trading income was primarily due to the impact of the depreciation of the yen on gains or losses arising from foreign exchange transactions related to the economic hedges as described above. That was partially offset by an increase in net trading income from fixed income products. For more information about the yen exchange rates, see “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment.”

Net income from financial assets at fair value through profit or loss decreased by ¥17,940 million from ¥33,734 million for the fiscal year ended March 31, 2012 to ¥15,794 million for the fiscal year ended March 31, 2013 due primarily to a smaller increase in the fair value of debt instruments than that for the previous fiscal year.

Net investment income decreased by ¥22,398 million from ¥239,365 million for the fiscal year ended March 31, 2012 to ¥216,967 million for the fiscal year ended March 31, 2013, although net gains from sales of bonds, reflecting our timely response to declining interest rates in both domestic and overseas markets in the first half of the fiscal year, contributed to the net investment income.

Gus Rodriguez Securities and Exchange Commission	9	March 28, 2014

Impairment Charges on Financial Assets, page 74

5.	Please revise future filings to disclose the circumstances or reasons that led to impairment charges on your available-for-sale securities in the periods presented and the types of securities that the impairment charges relate to. Please also disclose for your available-for-sale equity instruments how you determined whether there had been a significant or prolonged decline in the fair value below their cost. Please also tell us what factors changed since the prior reporting periods that triggered recognition of an impairment in the current periods. Please refer to SAB Topic 5:M.

In response to the staff’s comment, in future filings beginning with the annual report on Form 20-F for the fiscal year ending March 31, 2014, the Company will revise the disclosure in “Item 5.A. Operating Results—Impairment Charges on Financial Assets,” to provide the circumstances or reasons that led to impairment charges on available-for-sale securities in the periods presented and the types of securities that the impairment charges relate to, as set forth below.

Impairment charges on available-for-sale equity instruments, which have been recognized in a previous period or a previous interim period, shall not be reversed in subsequent periods under IFRS. Therefore, as the Company prepares financial statements under IFRS twice a year (i.e., interim financial reporting for the six months ended September 30 and annual financial reporting for the fiscal year ended March 31), the Company intends to describe the impairment charges on available-for-sale equity instruments for the first half and the second half of the fiscal year.

In determining impairment charges on available-for-sale equity instruments, the Company takes into consideration whether there has been a significant or prolonged decline in the fair value of the equity instruments below their cost, in addition to the general consideration of objective evidence of impairment of financial assets. More specifically, the Company’s policy is to consider a significant decline to be one in which fair value is more than 20% below cost at the end of the reporting period or a prolonged decline to be one in which fair value is below cost for nine months or longer. This policy has been consistently applied since the Company prepared the first IFRS financial statements in connection with its registration with the Commission in 2010, and the factors that are taken into consideration in the determination of impairment on available-for-sale equity instruments have not changed from the prior periods.

Based on the statements above, in the annual report on Form 20-F for the fiscal year ending March 31, 2014, the Company will revise the description for the fiscal year ended March 31, 2013, as follows:

Impairment charges on available-for-sale financial assets decreased from ¥140,288 million for the fiscal year ended March 31, 2012 to ¥128,868 million for the fiscal year ended March 31, 2013. The types of securities that the impairment charges relate to include publicly traded Japanese stocks, whose impairment charges were ¥117,235 million, and other instruments such as investments in limited partnerships and unlisted stocks.

Gus Rodriguez Securities and Exchange Commission	10	March 28, 2014

In determining the amount of impairment charges, we consider whether there is objective evidence of impairment as a result of loss events, such as any significant financial difficulty of the issuer. Our assessments of issuers are focused by industry and geographical area, taking into consideration the adverse impact of any specific issues such as significant changes in the technological, market, economic or legal environment of the issuer indicating that the cost of our investment may not be recovered. Additionally, in the case of available-for-sale equity instruments, we take into consideration whether there has been a significant or prolonged decline in the fair value of the equity instruments below their cost.

The impairment charges on available-for-sale financial assets were ¥125,228 million and ¥3,640 million for the six months ended September 30, 2012 and for the six months ended March 31, 2013, respectively.

For the six months ended September 30, 2012, as the prolonged slowdown in the global economy contributed to the contraction of the Japanese economy, the Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, declined from ¥10,083.56 at March 30, 2012 to ¥8,870.16 at September 28, 2012. Impairment charges on publicly traded Japanese stocks increased significantly due mainly to declines in trading prices for Japanese equities, resulting in impairment charges on available-for-sale financial assets of ¥125,228 million for the first half of the fiscal year.

For the six months ended March 31, 2013, the Nikkei Stock Average rose gradually before the change of government in Japan in December 2012, and it reached ¥12,397.91 at March 29, 2013. Due to the rise in market prices for Japanese stocks, impairment charges on publicly traded Japanese stocks were very small and the impairment charges on available-for-sale financial assets were ¥3,640 million in the aggregate for the second half of the fiscal year.

Compensation, page 124

6.	It appears from your disclosure that shareholders approve the compensation for individual directors at your general meeting. Please tell us whether your shareholders receive any information on the compensation of the directors as part of their voting materials. Refer to Item 6.B.1. of Form 20-F.

The maximum aggregate amount of compensation of directors is approved at the Company’s general meeting of shareholders and the compensation for individual directors is determined by its board of directors in accordance with the requirements under the Company Act of Japan. The maximum aggregate amount of compensation of directors was most recently approved at the general meeting of shareholders in June 2008 and the maximum aggregate amount of compensation in the form of stock options of directors was approved most recently at the general meeting of shareholders in June 2010.

The aggregate amount of compensation need not be approved for each fiscal period and, unless the aggregate amount of compensation paid exceeds the maximum amount previously approved at the general shareholders meeting, the aggregate amount of compensation need not be approved again by shareholders. Therefore, the compensation of directors has not been submitted to shareholders for approval since 2010.

Gus Rodriguez Securities and Exchange Commission	11	March 28, 2014

However, shareholders receive a Business Report, which includes information as to the aggregate amount of compensation paid to directors, numbers of directors paid and the previously approved aggregate compensation amount, as an attachment to the convocation notice in advance of the ordinary general meeting of shareholders every year, as required by the Company Act of Japan.

Please refer to an English translation of an excerpt below from the Business Report for the 11th Fiscal Year, which is also disclosed on the Company’s website (http://www.smfg.co.jp/english/investor/financial/meeting/2013_pdf/e_houkoku_2506.pdf).

(2)	Compensation, etc. for Directors and Corporate Auditors

Unit: millions of yen
Classification	Persons paid	Compensation, etc.
Directors	12	434
Corporate Auditors	7	130
Total	19	564

(Notes)	1.	Amounts less than one million yen have been omitted.
	2.	In relation to “Compensation, etc.” for Directors, Directors do not receive an employee salary nor do they receive consideration for the performance of other duties.
3.

Maximum amount of compensation for Directors and Corporate Auditors were determined by the resolution at the General Meeting of Shareholders held on June 27, 2008, to be 480 million yen per year for Directors (of which 30 million yen for Outside Directors) and 180 million yen per year for Corporate Auditors. In addition, the maximum amount of compensation in the form of stock compensation-type stock options (stock acquisition rights) was determined by the resolution at the General Meeting of Shareholders held on June 29, 2010 to be 200 million yen per year for Directors (excluding Outside Directors) and 80 million yen per year for Corporate Auditors (excluding Outside Corporate Auditors).

	4.	The above-written amounts include expenses of 86 million yen related to the payment of Directors’ bonuses.
5.

The above-written amounts include expenses of 36 million yen (27 million yen for Directors and 8 million yen for Corporate Auditors) related to the allotment of stock compensation-type stock options (stock acquisition rights), granted to Directors and Corporate Auditors in the current fiscal year.

	6.	The above-written amounts include “Compensation, etc. for the Outside Directors and Outside Corporate Auditors” as mentioned below.

7.	Please disclose in future filings the title, amount, and exercise price of securities covered by options, including the stock acquisition rights disclosed on page 130, as applicable.

Under Japanese law, although disclosure of the aggregate amount of compensation and the amount of the type of compensation (such as annual salary, stock option, bonus) for individual directors whose total amount of compensation is equal to or exceeds ¥100 million or its equivalent is required, disclosure of the title, amount, and exercise price of securities covered by stock options granted to individual directors is not required (although the exercise price of stock options granted are required to be disclosed in Annual Securities Reports and press releases posted at the Securities Exchange in Japan). Therefore the Company does not disclose the title, amount, and exercise price of securities covered by stock options of individual directors publicly in disclosure in its home country, Japan. The Company does not believe it is required to disclose details of stock options of individuals in its annual report on Form 20-F, based on the requirement set forth in Item 6.B.1. of Form 20-F: Disclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company.

Gus Rodriguez Securities and Exchange Commission	12	March 28, 2014

Quantitative and Qualitative Disclosures about Credit, Market and Other Risk, page 152

8.	In the last risk factor on page 8, you indicate that downgrades in your credit ratings may adversely affect your business. Please tell us, with a view towards revised disclosure, as to whether the impact of a credit downgrade and the resulting increase in your cost of capital, is factored into your Value At Risk disclosures. Similarly, please provide us with any simulations or other modeling predicting the impact of a downgrade upon your cost of capital and the value of your equity.

The Company employs a risk capital-based management method in order to maintain a balance between risk and return. The Company measures “risk capital” based on VaR and other specific measures such as uniform basic measures of credit, market and operational risks, taking into account the special characteristics of each type of risk and the business activities of each subsidiary and associate of the Company. In the Company’s market risk management framework, VaR is employed to manage market risks that are the possibility that fluctuations in interest rates, foreign exchange rates, stock prices or other market prices will change the market value of financial products, leading to a loss. The Company does not believe that a downgrade of its credit ratings and the resulting increase in its cost of capital have a direct impact on the market risks. Therefore the impact of a downgrade of its credit ratings and the resulting increase in its cost of capital is not factored into its VaR calculation and therefore, such impact is not discussed in its disclosures.

When establishing a management plan, the Company creates some scenarios such as a global economic slowdown or a sharp increase in Japanese government bond rates, and conducts stress testing to appraise the likely financial impact on the Company, so that it can prepare actions in advance to deal with emerging stress events as they occur. Implementation of stress-testing falls broadly into two processes: establishment of scenarios and analysis and full appraisal of financial impact. Based on the economic environment and global trends at the time, highly probable scenarios including those on macroeconomic indicators such as Japanese gross domestic product, stock prices, interest rates and foreign exchange rates are created. Based on the degree of macroeconomic impact of each of the established scenarios on various different financial items, the Company analyzes and fully appraises the impact on financial items such as the common equity Tier 1 ratios.

The Company will include the above explanation of stress testing in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Quantitative and Qualitative Information about Risk Management” in future filings beginning with the annual report on the Form 20-F for the fiscal year ending March 31, 2014.

Gus Rodriguez Securities and Exchange Commission	13	March 28, 2014

A significant downgrade may be caused not only by the Company’s own internal factors but also by external factors such as deterioration in the global economy or Japanese economy, or other factors in the financial services industry. For example, Moody’s Japan K.K. and Fitch Ratings Japan Limited (“Fitch”) downgraded the credit ratings of Japanese banking groups and their subsidiaries, including the Company and SMBC on August 24, 2011 and July 20, 2012, respectively. These credit downgrades were not caused by the Company’s own internal factors, but by a downgrade of Japanese government bonds. Furthermore, a significant downgrade may also be caused by combination of internal and external factors. Therefore, it would be difficult to simulate the impact of a downgrade of its credit ratings as an isolated event.

As described above, on July 20, 2012, Fitch downgraded by one notch the long-term foreign and local currency issuer default ratings (“IDRs”) of the major Japanese banking groups and their subsidiaries, including the Company and SMBC. This was led by Fitch’s downgrade of the Government of Japan’s long-term foreign and local currency IDRs to A+ with negative outlook on May 22, 2012. Following the downgrade of its credit ratings, the Company did not recognize material adverse effects on its yen-denominated and foreign currency-denominated cost of funding. For example, prior to the downgrade, SMBC issued yen-denominated domestic senior notes (Issue No. 56) on January 20, 2012 with a coupon rate of 0.47%, maturity on January 20, 2017, and an issue price of 99.98%, for which the spread against the benchmark government bond was +0.14%. On the other hand, subsequent to the downgrade, SMBC issued yen-denominated domestic senior notes (Issue No. 57) on October 25, 2012 with a coupon rate of 0.28%, maturity on October 20, 2017, and an issue price of 99.97%, for which the spread against the benchmark government bond was +0.08%. Therefore, the downgrade of SMBC’s credit ratings did not result in widening the spread. In addition, the yield of 5-year Japanese government bond, which is the benchmark government bond, declined from 0.34% to 0.21% in the same period whereas the yield hovered around the 0.24% level at or around the sovereign downgrade on May 22, 2012, indicating that the downgrade did not significantly affect the yield of the benchmark government bond.

As indicated above, the Company believes that a downgrade of its credit ratings would not necessarily lead to a material adverse effect on its cost of capital or the value of equity. However, the Company recognizes that a further downgrade could have a negative impact on the profitability of its treasury and other operations, and could adversely affect its regulatory capital position, liquidity position, financial condition and results of operations. Therefore, the Company will continue to focus on this risk.

Gus Rodriguez Securities and Exchange Commission	14	March 28, 2014

Consolidated Financial Statements

Consolidated Statement of Cash Flows, F-9

9.	You had a 1.1 billion yen adjustment for ‘Foreign exchange (profit) losses’ in 2013. We also observed significant fluctuations in foreign exchange losses in your trading income on page F-73. We further note your statement in the Notes to the Financial Statements on page F-114 that foreign exchange risk is immaterial as shown in VaR by risk category. Please revise your disclosures under Market and Liquidity Risk Management Methods to clarify why foreign exchange does not have a material impact on your operations as it appears inconsistent with the 1.1 billion yen adjustment in your statement of cash flows and the significant fluctuations in foreign exchange trading over the last three fiscal years. In addition, please provide us with more information on the 1.1 billion yen non-cash adjustment in the Statement of Cash Flows for ‘Foreign exchange (profit) losses’, including the nature of the adjustment, how this adjustment was determined and the specific line items in the Statement of Cash Flows that off-set this profit to reconcile to the amounts included in Profit before tax.

As stated in the staff’s comment, the Company had significant fluctuations in foreign exchange profit or loss in net trading income and also had a ¥(1.1) trillion adjustment for “Foreign exchange (profit) losses” in Operating Activities of the consolidated statement of cash flows for the fiscal year ended March 31, 2013.

The Company effectively manages foreign exchange risk by using VaR for risk management. The VaR is calculated on a net position basis by taking into account the effect of activities to mitigate risk, including hedging activities such as economic hedges, as explained above in response to the staff’s comment 4. As stated on page F-110 and F-111 in Note 45 “Financial Risk Management,” the VaR for foreign exchange risk of trading activities was ¥1.6 billion and that for foreign exchange risk of non-trading activities was ¥0.0 billion at March 31, 2013. Those levels were not considered material by the Company. These data supported the Company’s statement on page F-114 that foreign exchange risk is immaterial as shown in VaR by risk category.

The reason why, despite the effective management of foreign exchange risk, there were significant fluctuations in foreign exchange profit or loss was accounting mismatches, primarily due to the fact that the Company did not apply hedge accounting under IFRS but economically hedged the foreign exchange risk as stated above in response to the staff’s comment 4. Therefore, in response to the staff’s comment, the Company will provide additional explanation of economic hedges and the accounting mismatches leading to significant fluctuations in foreign exchange profit or loss in net trading income, in future filings beginning with the annual report on Form 20-F for the fiscal year ending March 31, 2014.

In addition, the ¥1.1 trillion adjustment for “Foreign exchange (profit) losses” in “Operating Activities” of the consolidated statement of cash flows for the fiscal year ended March 31, 2013 was due to the fact that the ¥1.1 trillion adjustment was only a part of the effect of foreign exchange gains and losses included in profit before tax because it was divided into multiple line items presented in the consolidated statement of cash flows as adjustments in “Operating Activities.”

Gus Rodriguez Securities and Exchange Commission	15	March 28, 2014

In preparing the consolidated statement of cash flows, the Company uses the indirect method to determine cash flows from operating activities in accordance with paragraph 18 of IAS 7. Based on the effect of foreign exchange gains and losses in an adjustment of operating activities, assets and liabilities are divided into three parts: cash and cash equivalents; assets and liabilities classified within operating activities; and assets and liabilities classified within investing or financing activities.

The effect of foreign exchange gains and losses arising from cash and cash equivalents are presented in “Adjustments for: Foreign exchange (profit) losses” in “Operating Activities.” The effect of foreign exchange gains and losses arising from assets and liabilities classified within investing or financing activities, such as debt securities and subordinated bonds, was also adjusted in accordance with paragraph 20(c) of IAS 7 and presented in “Adjustments for: Foreign exchange (profit) losses” in “Operating Activities.” “Adjustments for: Foreign exchange (profit) losses” in “Operating Activities,” which equaled the total effect of foreign exchange gains and losses arising from cash and cash equivalents and assets and liabilities classified within investing or financing activities, amounted to ¥(1.1) trillion for the fiscal year ended March 31, 2013. The breakdown of the ¥(1.1) trillion consisted of ¥(0.41) trillion for the effect of foreign exchange gains and losses arising from cash and cash equivalents, ¥(0.72) trillion for that of debt securities that are classified within investing activities and others.

The effect of foreign exchange gains and losses arising from assets and liabilities classified within operating activities was adjusted in accordance with paragraph 20(a) of IAS 7 and included in “Net changes in assets and liabilities” in “Operating Activities.” For example, foreign exchange gains and losses arising from foreign currency deposits were included in “Net increase of deposits.” Similarly, foreign exchange gains and losses arising from foreign currency loans and advances were included in “Net (increase) decrease of loans and advances.” All of the line items in “Net changes in assets and liabilities” in “Operating Activities” included the effect of foreign exchange gains and losses.

Therefore, the exact amount of the total effect of foreign exchange gains and losses included in “Profit before tax” in the consolidated statement of cash flows for the fiscal year ended March 31, 2013 was the total of the ¥(1.1) trillion adjustment for “Foreign exchange (profit) losses” in “Operating Activities” mentioned above and the adjustment included in “Net changes in assets and liabilities” in “Operating Activities.” In other words, the ¥(1.1) trillion adjustment for “Foreign exchange (profit) losses” in Operating Activities was offset by the adjustment included in “Net changes in assets and liabilities” in “Operating Activities.”

Gus Rodriguez Securities and Exchange Commission	16	March 28, 2014

Note 20. Provisions, page F-58

10.	We note your risk factor disclosure on page 10 concerning your exposure to “gray zone” interest on consumer loans. Please tell us, and revise future filings, to discuss the following, to the extent material:

■	Total unsecured personal loans issued and outstanding in the periods presented with “gray zone” interest in excess of the maximum rate prescribed by the Interest Rate Restriction Act (“Contributions Act”);

■	Interest income recognized in the periods presented for “gray zone” interest in excess of the maximum rate prescribed by the Contributions Act; and

■	Total exposure or a range of exposure, for potential refunds of amounts paid in excess of the applicable maximum allowed rate by the Contributions Act.

After the amendments to the laws regulating moneylenders became fully effective in June 2010, the maximum interest rates prescribed by the Interest Rate Restriction Act (ranging from 15% to 20% depending on the amount of the loans) have been applied to consumer loans newly issued after the full implementation of the amendment to the above laws. On the other hand, it is not prohibited to continue to apply the same interest rates, which are higher than the maximum rate, to consumer loans issued prior to the full implementation of the amendment.

In December 2007, prior to the amendments to the laws regulating moneylenders became fully effective, SMBC Consumer Finance (formerly known as Promise Co., Ltd.), a core entity in the consumer lending business, lowered the interest rates on consumer loans for new customers to the level of the maximum interest rate prescribed by the Interest Rate Restriction Act. SMBC Consumer Finance also lowered the interest rates on consumer loans contracted prior to the full implementation of the amendment in case where additional consumer loans have been issued to the same customers.

On the other hand, SMBC Consumer Finance has continued to apply the same interest rates, which are higher than the maximum rate prescribed by the Interest Rate Restriction Act, to consumers contracted before December 2007 in cases where no additional consumer loans have been issued to the same customers after the full implementation of the amendment. Therefore, consumer loans with interest rates higher than the maximum interest rate prescribed by the Interest Rate Restriction Act still exist.

The Company’s total balances of consumer loans with interest rates higher than the maximum interest rate prescribed by the Interest Rate Restriction Act at the end of the fiscal years ended March 31, 2013 and 2012 were ¥115 billion and ¥181 billion, respectively, most of which were provided by SMBC Consumer Finance. Interest income recognized for interest in excess of the maximum rate prescribed by the Interest Rate Restriction Act for the fiscal years ended March 31, 2013 and 2012 was approximately ¥10 billion and ¥17 billion, respectively.

Gus Rodriguez Securities and Exchange Commission	17	March 28, 2014

The amounts of interest income of ¥10 billion and ¥17 billion given above are an approximation calculated by multiplying the average of loans outstanding at the beginning and the end of each period by the average of the excess interest rate applied at each point in time.

The balance of consumer loans with interest rates higher than the maximum rate prescribed by the Interest Rate Restriction Act has been decreasing due to the repayment of the relevant consumer loans and the reduction of the interest rates to below the maximum interest rate when additional consumer loans are issued. Because of the decreasing balances, the Company does not think the consumer loans with an interest rate higher than the maximum rate and the interest income on these loans have a material effect on the Company’s results of operations, cash flows or financial condition and will not revise future filings.

In order to estimate the amount of potential refunds of interest paid in excess of the maximum interest rate, it is necessary to obtain all the historical transaction data for the relevant loans. However, due to the limitations in data availability, it is impracticable for the Company to comprehensively and reliably estimate the total exposure. In addition, the Company expects that there will be a significant difference between the amount of total exposure and the actual amount of future refunds because of the limited number of customers who will actually claim refunds. This is because the Company expects that claims for small amounts will generally not be requested due to the costs involved in preparing the claims. In addition, the amounts to be refunded for “gray zone” interest are determined based on assessment of the appropriateness of the claim after a request is made, and therefore, the amounts to be refunded are not necessarily the same as those claimed for refund. Accordingly, even if the Company is able to comprehensively estimate the amount of total theoretical exposure and disclose its best estimate of the total theoretical exposure, it would not be helpful and may even be misleading for the Company’s investors.

On the other hand, the provision for interest repayment is the result of estimating future claims for refunds related to “gray zone” interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments, the customers’ characteristics and the length of the period the claims are expected to be received in the future. The Company expects that the numbers of customer claims, which have a significant effect on the amount of the provision, will continue to decrease in the long run. This is because sufficient time has already passed for borrowers to be aware of the regulation changes in the maximum interest rates on consumer loans and therefore new requests for claims for repayment will gradually decrease. The provision for interest repayment is estimated based on this assumption.

If the actual numbers of customer claims do not decrease as much as the Company expects, the Company will revise the estimated amount of future refunds of “gray zone” interest and additional provisions will be required. Therefore, the Company will continue to monitor the numbers of customer claims for refunds and its trends, and will reflect recent and historical experience into the estimate of the amount of the provisions in the future.

Gus Rodriguez Securities and Exchange Commission	18	March 28, 2014

*            *            *             *            *

Please contact Theodore A. Paradise of Davis Polk & Wardwell LLP, our outside U.S. counsel (Tel.: +81-3-5574-2630; Fax: +81-3-5574-2830; E-mail: theodore.paradise@davispolk.com) with any questions you may have regarding this letter. The Company also respectfully requests that all e-mail correspondence from the staff be sent to the following individuals: Shizuya Goto, General Manager, Financial Accounting Dept. (E-mail: Goto_Shizuya@vb.smbc.co.jp); Masahiko Tsutsui, Joint General Manager, Financial Accounting Dept. (E-mail: Tsutsui_Masahiko@yk.smbc.co.jp); and Theodore A. Paradise, at his e-mail as indicated above.

In relation to any correspondence from the staff regarding this letter, the Company respectfully notes for the staff that April 29, May 5 and May 6, 2014, are national holidays in Japan.

Very truly yours,

/s/ Haruyuki Nagata

Haruyuki Nagata

General Manager, Financial Accounting Dept.

Sumitomo Mitsui Financial Group, Inc.

Enclosures

cc:   Theodore A. Paradise, Esq.

 Davis Polk & Wardwell LLP, Tokyo Office